SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India
    Telephone: 91 9820600 700

                                                                                                                                                July 16, 2008

VIA   FEDEX

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:
Re:      Sona Resources, Inc. (the “Company”)
           Amendment #3 to Registration Statement on Form S-1
                           Filed May 28, 2008
           File No. 333-148959

I acknowledge receipt of your letter of June 27, 2008.

I had intended to write to ask you to put in writing the questions you posed in the brief telephone conversation you initiated recently.  As you may not realize, your call to my home office came at around 3:00 AM my time.  As I recall I agreed to get back to you and I wished to do so. However, I was half asleep and in a bit of a daze during our conversation and found I was unable to make much sense of the notes I took.

I am thankful that you put your question in writing as, given the time difference between Mumbai and Washington, it seems impossible for us to reach one another during office hours.  It is much more efficient having your question before me.  In short, I can be sure I properly understand, and in my response I can fully address, your comments and questions.

In response to the sole question you posed in your letter of June 27, 2008:

1.
Enclosed are notarized statements from each of Sona’s executive officers and directors who signed Amendment #3 to Sona’s S-1 (the “Registration Statement”).  These statements confirm that each of us (i) is acting in the capacity described in Sona’s Registration Statement and, (ii) that each of us signed the Registration Statement in the capacity represented.

We appreciate your comments and questions concerning disclosure in Amendment #3 to our S-1 and trust the above, and enclosed fully address your comments and concerns.

Assuming that is the case, we hereby request acceleration of the effective date of our Registration Statement.

Yours truly,
Sona Resources, Inc.

AJEETA PINHEIRO

Per:  Ajeeta Pinheiro
 President

08/01/08 FRI 09:04 FAX

002

Attention: H. Roger Schwall, Assistant Director

Re: Sona Resources, Inc. (the "Company")
Amendment #3 to Registration Statement on Form S-1
Filed May 28, 2008, SEC File No. 333-148959
(herein the "Registration Statement)

I, Ajeeta Pinheiro, Principal Executive Officer, President and Director of Sona Resources, Inc. hereby confirm that I have (i) acted in the capacity described in the Registration Statement, and (ii) signed the Registration Statement in the capacity represented.

Signed by Ajeeta Pinheiro on July 8, 2008.
(insert date above)

BY: A Pinheiro

Signed: Ajeeta Pinheiro

In the presence of the Notary Public whose signature, name and seal of office is set forth below:

Signature of Notary Public

Affix Notary Seal Here

Dilip Parmar
Notary Public
2695 Atwal Rd.
Mumbai, India
For Overseas Use Only

Name of Notary Public (Please Print): Dilip Parmar

09/02/2008 08:12 7026598312 PAGE 02/04

Attention: H. Roger Schwall, Assistant Director

Re: Sona Resources, Inc. (the "Company")
Amendment #3 to Registration Statement on Form S-1
Filed May 28, 2008, SEC File No. 333-148959
(herein the "Registration Statement)

I, Fidel B. Pernitos, Director of Sona Resources, Inc. hereby confirm that I have (i) acted in the capacity described in the Registration Statement, and (ii) signed the Registration Statement in the capacity represented.

Signed by Fidel B. Pernites
on July 04, 2008.
(insert date above)

BY: ______________________
Signed: Fidel B. Pernites

In the presence of the Notary Public whose signature, name and seal of office is set forth below:

____
Signature of Notary Public

Affix Notary Seal/Stamp Here

Name of Notary Public (Please Print): ATTY. ROGELIO U. MARAVELES

ATTY. ROGELIO U. MARAVILES
NOTARY PUBLIC, UNTIL DEC. 2008
PTR NO. 0922101-1-2-08, P.C.
IBP NO. 709425-FEB. 19, 2007
ROLL NO. 232589

Attention: H. Roger Schwall, Assistant Director

Re: Sona Resources, Inc. (the "Company")
Amendment #3 to Registration Statement on Form S-1
Filed May 28, 2008, SEC File No. 333-148959
(herein the "Registration Statement)

I, Monika Sagar, Principal Financial and Accounting Officer, Chief Financial Officer, Secretary Treasurer and Director of Sona Resources, Inc. hereby confirm that I have (i) acted in the capacity described in the Registration Statement, and (ii) signed the Registration Statement in the capacity represented.

Signed by Monika Sagar on July 8, 2008.
(insert date above)

BY: [signature]
Signed: Monica Sagar

In the presence of the Notary Public whose signature, name and seal of office is set forth below:

[signature]
Signature of Notary Public

Dilip Parmar
Notary Public
Affix Notary Seal Here
Mumbai, India
For Overseas Use Only

Name of Notary Public (Please Print): Dilip Parmar